UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES DECISION OF THE BOARD OF DIRECTORS

Moscow, Russia – March 13, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announced the election of new members to the Mechel OAO Management Board, the Company’s collegial executive body.
The election of new members to the Mechel OAO Management Board was approved by the Mechel OAO Board of Directors on March 12, 2009.
Igor Zyuzin, Mechel OAO CEO, was reelected as new Management Board
Chairman.Vladimir Polin, Mechel OAO Senior Vice-president, was elected as First
Deputy Management Board Chairman and  Evgeny Mikhel, Mechel OAO Vice President
for Legal Affairs was elected as Deputy Management Board Chairman.
The following individuals were elected to be members of the Management Board:
Viktor Gvozdev, Mechel Energo OOO CEO; Andrey Deineko, Mechel Management OOO
CEO; Irina Ipeeva, Mechel OAO Director of Department for Corporate Management
and Property, the Main Corporate Lawyer; Oleg Korzhov, Mechel Management OOO
Deputy CEO for Economy and Finance; Gennady Ovchinnikov, Mechel Ferroalloys
Management Company OOO CEO; Stanislav Ploschenko, Mechel OAO CFO; Elena
Selivanova, Mechel OAO Director of Human Resources Department; Alexander
Starodubov, Managing Director of Mecheltrans ООО; Igor Khafizov, Mechel Mining
Management Company CEO, Mukhamed Tsikanov, Mechel OAO Senior Vice President on
Economics and Management.
The resolution approving the "Bylaw on the Collegial Executive Body (Management
Board)" of Mechel OAO was adopted at the Extraordinary General Shareholders’
Meeting on August 6, 2007. The Management Board was created to enable the
Company’s management team to more expediently make essential business decisions after consulting with the members of the Management Board.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 13, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO